SEC Mail Processing Section RECEIVED FEB 25 2011 Wash, D.C. 200

11016909

SECURI ... ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40530

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALL STREET ADVISOR SERVICES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 BATTERY PLACE
(No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

#)) 300 MADISON AVE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthur Goetchius, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WALL STREET ADVISOR SERVICES, LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GREGORY D. VISCOVICH
NOTARY PUBLIC-STATE OF NEW YORK
No. 01VI6213234
Qualified in Nassau County
My Commission Expires November 02, 2013

Signature

SVP OPERATIONS
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wall Street Advisor Services, LLC

Statement of Financial Condition
December 31, 2010

Wall Street Advisor Services, LLC
Index
December 31, 2010

pwc

Report of Independent Auditors

To the Members of Wall Street Advisor Services, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Wall Street Advisor Services, LLC (the "Company") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As described in Note 4 to these financial statements, the Company has been provided with a letter from its ultimate parent, DST Systems Inc., whereby the Company will receive an aggregate of $500,000 should it need such amounts to meet regulatory requirements or obligations to vendors, employees, other securities dealers or other parties, for a period of up to one year through February 22, 2012.

PricewaterhouseCoopers LLP

February 22, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Wall Street Advisor Services, LLC
Statement of Financial Condition
December 31, 2010

Assets		
Cash	$	258,266
Deposits with clearing organizations		120,000
Prepaid expenses		17,663
Receivable from affiliate		24
Securities owned, at fair value		35,595
Total assets	$	431,548
Liabilities and Members' Equity		
Liabilities		
Payable to affiliate	$	33,622
Accrued liabilities		45,600
Total liabilities		79,222
Members' equity		352,326
Total liabilities and members' equity	$	431,548

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Wall Street Advisor Services LLC (the "Company") is a 90% owned subsidiary of DST Systems, Inc. ("DST"). The remaining 10% is owned by Wall Street Access Corporation. Currently, there is no business being conducted by the Company while its infrastructure and business model is being revised. The Company is a broker-dealer formed under the Securities Exchange Act of 1934 and is registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States. The following is a summary of significant accounting policies followed by the Company:

Cash
Cash represents unrestricted cash of $258,266 held with one major financial institution.

Securities Owned, at Fair Value
Transactions in securities owned are recorded on a trade date basis. Securities owned are held at fair value.

Income Taxes
No federal or state income taxes have been provided as the Company is a limited liability corporation whereby it is not liable for federal or state income tax payments as the individual owners are responsible for these payments.

Use of Estimates and Indemnifications
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

3. Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities that the reporting entities as the ability to access at the measurement date.

Level 2 - Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 - Significant unobservable inputs (including the entity's own assumptions in determining fair value) for the asset or liability.

Substantially all of Company's assets and liabilities are represented by cash balances held by depository institutions or are short-term in nature thus their carrying amounts approximate fair value as defined within the standard. The Company's investment securities, typically shares of common stock; are quoted on a national securities exchange commission. Therefore, these securities are considered Level 1 assets.

4. Related Party Transactions

Payable to affiliate of $33,622 represents amounts due to an affiliated entity for amounts which were paid on behalf of Wall Street Advisor Services LLC. Certain services related to communications, occupancy and other administrative services are provided to the Company by affiliated entities in accordance with a formal agreement.

For the year ended December 31, 2010 the Company received an aggregate of $200,000 in capital contributions from its members.

The Company has evaluated its ability to meet future operating expenses, cash needs and anticipated regulatory capital requirements to ensure its business operations can continue without interruption. Based on this evaluation, DST has undertaken to provide additional funding as may, from time to time, be required in the form of cash capital contributions up to a maximum of $500,000 through February 22, 2012. Such amount is considered to be sufficient by management of the Company to meet both regulatory or business requirements of the Company for such period.

5. Net Capital and Customer Reserve Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires that the Company maintain minimum net capital, as defined, of 6.67% of aggregate indebtedness or $250,000, whichever is greater. The Company had net capital at December 31, 2010 of $323,249, which exceeded its net capital requirement by $73,249.

The Company is a clearing broker, however, it has not commenced operations as a clearing broker and, as such, has no customer accounts. Consequently, at December 31, 2010, there are no amounts required to be reserved in accordance with SEC Rule 15c3-3.

6. Subsequent Events

The Company has performed an evaluation subsequent events through February 22, 2011, which is the date of issuance of the financial statement. The Company received additional capital contributions from its members aggregating $100,000 on January 27, 2011.